W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

March 1, 2010

VIA E-MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Michelle Roberts, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form N-4 for Kansas City Life Variable Annuity Separate Account, File No. 811-08994 -- Request for Selective Review

Dear Ms. Roberts:

On behalf of Kansas City Life Insurance Company (the “Company”) and its separate account, Kansas City Life Variable Annuity Separate Account (the “Account”), we respectfully request that the staff of the Commission afford the registration statement referred to above and filed today (the “single premium contract registration statement”), selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

Disclosure in the single premium contract registration statement is substantially similar to the disclosure in the current registration statement on Form N-4 (File No. 333-52290) for certain individual flexible premium deferred variable annuity contracts issued by the Company through the Account (the “flexible premium contract registration statement”), with respect to the basic structure of the two contracts.  In addition, certain disclosure in the single premium registration statement has been revised to reflect the single premium nature of the contract.  The attached copy of the prospectus and statement of additional information is appropriately marked to indicate the differences between the single premium contract and flexible premium contract registration statements.

The material difference between the two variable annuity products is that the single premium contract only permits the owner to submit a single premium payment to purchase the variable annuity; the flexible premium contract registration statement permits the owner to make multiple investments in the variable annuity by submitting additional multiple premium payments.  We respectfully note that the single premium product is being registered solely for the purpose of sale in three states that impose certain restrictions on premium payments.

In addition to the disclosure differences that reflect the operative differences between the single premium contract and flexible premium contract registration statements, certain stylistic, editorial, and updating changes have been made in the single premium contract registration statement.

*           *           *

The Company appreciates the staff’s assistance in reaching the goal of “launching” the new variable annuity funded through the Account on or about May 1, 2010.   If you have any questions or comments regarding the single premium contract registration statement or this request for selective review, please contact the undersigned at 202.383.0590 or Pamela Ellis at 202.383.0566.

Sincerely,
/s/ W. Thomas Conner
W. Thomas Conner

Enclosures

cc:  Marc Bensing
      Pamela K. Ellis, Esq.